UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

PRESS RELEASE No. 024/2009

02/03/2009

PEMEX ISSUES U.S. $2.0 BILLION OF NOTES IN THE INTERNATIONAL MARKETS

•	The proceeds will be used to finance infrastructure projects
•	Bids were received for almost U.S. $6.0 billion
•	The notes will bear an 8.0% coupon

Petróleos Mexicanos issued today in the international markets U.S. $2.0 billion of notes due May 2019, which bear an 8.0% coupon, payable semi-annually.

Bids in a total amount of almost U.S. $6.0 billion were received from institutional investors in the United States of America, Europe and Mexico. Demand therefore represented nearly three times the issued amount, demonstrating the financial markets’ confidence in Petróleos Mexicanos in a highly volatile economic environment.

Additionally, the new issue premium in this transaction was the lowest for an emerging markets issuer since renewed activity in the markets in December 2008.

Proceeds from the offering will be used to finance PEMEX’s investment program.

The joint lead managers for the offering were Calyon Securities (USA) Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc.

The issuance received the following credit ratings: Baa1 from Moody’s and BBB+ from Standard and Poor’s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ Mauricio Alazraki Pfeffer Mauricio Alazraki Pfeffer Deputy Director of Finance and Treasury

Date: February 6, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.